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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52349

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003 WASH, D.C. 155 SEC MAIL PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Marsh Insurance & Investments Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1255 23rd STREET, N.W., SUITE 300
(No. and Street)

WASHINGTON (City) DC (State) 20037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL FONTANA (212) 948 - 2738
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) N.Y. (State) 10281-1414 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 2 0
MAR 2 0

Marsh Insurance & Investments Corporation
1255 23rd Street NW, suite 300
Washington, DC 20037

MARSH
An MMC Company

OATH OR AFFIRMATION

I, John C. Crittenden III, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Marsh Insurance and Investments Corporation for the year ended December 31, 2002, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John C Crittenden 2/21/03
Signature Date

JOHN C. CRITTENDEN III, PRESIDENT

Stephen M. Kobiec / 2/21/03
Notary Public

Stephen M. Kobiec
Notary Public District of Columbia
My Commission Expires: April 14, 2004

MARSH INSURANCE & INVESTMENTS CORPORATION
(SEC I.D. No. 8-52349)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
as a Public Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Marsh Insurance and Investments Corporation:

We have audited the accompanying statement of financial condition of Marsh Insurance & Investments Corporation (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Marsh Insurance & Investments Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003

MARSH INSURANCE & INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 2,000,000
Receivable from affiliates	1,163,424
Interest receivable	2,369
Prepaid expenses and other assets	257,505
Income tax receivable	1,054,987
TOTAL ASSETS	$ 4,478,285

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 545,944
Total liabilities	545,944
STOCKHOLDER'S EQUITY:	
Common stock $1 par value, 1,000 shares authorized and outstanding	1,000
Additional paid-in capital	299,000
Retained earnings	3,632,341
Total stockholder's equity	3,932,341
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,478,285

See notes to statement of financial condition.

MARSH INSURANCE & INVESTMENTS CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Marsh Insurance & Investments Corporation (the "Company" or "MIIC") is a wholly-owned subsidiary of Marsh & McLennan Securities Corporation (the "Parent" or "MMSC"), which is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company was established July 20, 2000, to broker group and individual annuity contracts from insurance companies and open-end registered investment companies products (mutual funds) for its clients. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company does not hold funds or securities for, nor owe funds or securities to customers.

Effective December 30, 2000, the Parent transferred all of their registered representatives affiliated with MMSC's annuity and mutual funds brokerage business to the Company.

Income Taxes - The Company is included in the consolidated federal return filed by MMC. Federal income taxes are calculated for the Company as if it filed a separate return and the amount of current federal tax receivable is recorded in the income tax receivable account.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INCOME TAXES

The provision for Federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company generally files its own tax return in those jurisdictions that do not otherwise require inclusion in a consolidated return.

3. RELATED PARTY TRANSACTIONS

The Company sweeps excess operating cash balances on account with a third party daily to an account with an affiliated company. Such balances are classified as a receivable from affiliate and totaled $1,163,424 as of December 31, 2002.

The Company paid a dividend of $1,000,000 to the Parent on December 20, 2002.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,454,056, which was $1,417,660 in excess of its required net capital of $36,396. The Company's aggregate indebtedness at December 31, 2002 was $545,944. The Company's net capital ratio was .38 to 1.

5. SUBSEQUENT EVENTS

On February 10, 2003, MMC filed an application with the NASD for the corporate reorganization of MMC's broker-dealers. MMC seeks to consolidate its three broker-dealers, MIIC, MMSC, and Mercer Securities Inc. ("MSI"), into a single registered entity, which initially, will be a wholly owned subsidiary of MIIC. The name of the newly formed subsidiary will be MMC Securities Corp. ("MMC Securities").

Under the planned reorganization, MIIC will contribute substantially all the assets and liabilities of its broker-dealer business to MMC Securities, which will succeed to the broker-dealer registration of MIIC. Immediately following the succession, MMSC and MSI will each contribute their assets to MMC Securities in exchange for common stock of MMC Securities.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 21, 2003

Marsh Insurance and Investment Corporation
1255 23rd Street NW, Ste. 300
Washington, DC 20037-1125

Dear Sir or Madam:

In planning and performing our audit of the statement of financial condition of Marsh Insurance & Investments Corporation (the "Company") as of December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the matters discussed above, the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP